UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the “Company”), dated February 14, 2013, announcing the Company’s fourth quarter and preliminary 2012 earnings release date and conference call information.

Attached hereto as Exhibit 99.2 is a copy of the press release of the Company, dated February 28, 2013, announcing the Company’s fourth quarter and preliminary 2012 results.

Attached hereto as Exhibit 99.3 is a copy of the press release of the Company, dated March 5, 2013, announcing that the Company has settled a Total Return Swap agreement expiring on March 4, 2013.

Attached hereto as Exhibit 99.4 is a copy of the press release of the Company, dated March 5, 2013, announcing that the Company has ordered two jack-ups for delivery in 2015.

Attached hereto as Exhibit 99.5 is a copy of the press release of the Company, dated March 5, 2013, announcing that the Company is contemplating ordering new unsecured bonds, with maturity in March 2018.

Attached hereto as Exhibit 99.6 is a copy of the press release of the Company, dated January 5, 2013, announcing that the Company completed a placement of NOK 1,800 million senior unsecured bond issue with maturity in 2018.

Attached hereto as Exhibit 99.7 is a copy of the press release of the Company, dated March 11, 2013, announcing that the Company has, through market purchases executed March 8, repurchased 150,000 of the Company’s own common stocks at an average price of NOK212.30 per share.

Attached hereto as Exhibit 99.8 is a copy of the press release of the Company, dated March 25, 2013, announcing that the Company has acquired an additional 2,488 shares of Asia Offshore Drilling Limited.

Attached hereto as Exhibit 99.9 is a copy of the press release of the Company, dated March 26, 2013, announcing that the Company has acquired an additional 16,081 shares of Asia Offshore Drilling Limited.

Attached hereto as Exhibit 99.10 is a copy of the press release of the Company, dated April 4, 2013, announcing that the Company has through market purchases executed April 3, repurchased 150,000 of the Company's own common stock at an average price of NOK212.919 per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: April 8, 2013

	By:	/s/ Georgina Sousa
Georgina Sousa
Secretary

EXHIBIT 99.1

SDRL - Seadrill announces fourth quarter and preliminary 2012 Earnings release date and conference call information

Hamilton, Bermuda, February 14, 2013 - Seadrill is scheduled to release its fourth quarter and preliminary 2012 results on Thursday February 28, 2013.

In connection with the earnings release, a conference call/webcast will be held as described below.

A conference call will be held at 12:00 p.m. ET time and 6:00 p.m. (Norwegian time) on Thursday February 28, 2013.

Management will in the same conference call address highlights in North Atlantic Drilling Ltd’s and Seadrill Partners’ fourth quarter and preliminary 2012 results.

To listen to the management presentation of the results, the following options are available:

A. Webcast
In order to register to listen to the conference call, please click this link.

B. Conference call
Call-in numbers:
International call +44(0)20 7784 1036
UK Free call 0800 279 4841
US +1646 254 3361
US Free call 1877 249 9037
Norway +47 2350 0486
Norway Free call 800 56054

The participants will be asked for their name, company and conference code. The Seadrill conference code is: 8826406.

There will be a Q&A session subsequent to the presentation. Information on ‘how to ask management questions’ will be given at the beginning of the Q&A session.

In order to view the presentation while listening to the conference, please download the presentation material from www.seadrill.com

If you are unable to participate in the conference call, there is an opportunity to listen to a replay on www.seadrill.com (Investor Relations) or to listen to a playback by dialing:
UK : +44(0)20 3427 0598
UK Free call 0800 358 7735
US : +1 347 366 9565
US Free call: 1866 932 5017
Norway: +47 2100 0498

- followed by replay access number: 8826406#

Participant list information required: Full name & company
Replay will be available until midnight on the March 7, 2013.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.2

SDRL - Seadrill reports fourth quarter and preliminary 2012 results

Seadrill Limited (SDRL) - Fourth quarter and preliminary 2012 results

Highlights

•	Seadrill generates fourth quarter 2012 EBITDA*) of US$604 million
•	Seadrill reports fourth quarter 2012 net income of US$50 million and earnings per share of US$0.04

•	Seadrill prepaid US$0.85 per share in dividend for the fourth quarter 2012 in December 2012.

•	Seadrill Partners LLC listed its common units on the NYSE raising US$207 million

•
Seadrill secured a five-year commitment with Husky for the newbuild ultra-deepwater semi-submersible rig West Mira for operations offshore Canada, with an estimated total revenue potential of US$1.2 billion

•	Seadrill secured a two-year extension for the jack-up West Epsilon with a total estimated revenue potential of US$215 million

•	Seadrill added in total US$2.3 billion to the orderbacklog during the fourth quarter

•	Seadrill increases ownership in Asia Offshore Drilling to 66.16 percent

Subsequent events

•	Seadrill announces the signing of the sale and purchase agreement for the sale of 18 tender rigs to SapuraKencana Petroleum Bhd. for a total enterprise value of US$2.9 billion

•	Seadrill secures a two-year extension for the ultra-deepwater semi-submersible rig West Leo with a total estimated revenue potential of US$430 million

•	Seadrill completes the acquisition of the ultra-deepwater semi-submersible rig Songa Eclipse for a total consideration of US$590 million

•	Seadrill orders two jack-ups for a total estimated project price of US$230 million per rig, with deliveries in the first and second quarter 2015

•	Seadrill takes delivery of the newbuild tender rig T15

•	Seadrill participates in a private placement in Archer Limited, maintaining its shareholding at 39.9 percent

•	Seadrill participates in a private placement in Sevan Drilling ASA, increasing the ownership from 28.5 to 30.31 percent

*) EBITDA is defined as earnings before interest, depreciation and amortization equal to operating profit plus depreciation and amortization.
Condensed consolidated income statements
Fourth quarter and preliminary 2012 results

Consolidated revenues for the fourth quarter of 2012 amounted to US$1,215 million compared to US$1,092 million in the third quarter 2012.
Operating profit for the quarter was US$441 million compared to US$413 million in the preceding quarter.
Net financial items for the quarter showed a loss of US$335 million compared to a loss of US$158 million in the previous quarter, mainly related to recording an impairment charge of US$221 million on our investment in Archer in the fourth quarter 2012. In addition, we recorded a gain of US$17 million on forwards and cross currency interest rate swap agreements during the quarter.
Income taxes for the fourth quarter were US$56 million, an increase of US$17 million in the previous quarter.
Net income for the quarter was US$50 million representing basic earnings per share of US$0.04.
The Company reports operating revenues of US$4,478 million, operating income of US$1,791 million and a net income of US$1,257 million for the year 2012. This compares to operating revenues of US$4,192 million, operating income of US$1,774 million and a net income of US$1,482 million for the year 2011.

Balance sheet
As of December 31, 2012, total assets amounted to US$19,633 million, an increase of US$154 million compared to September 30, 2012.
Total current assets increased from US$2,298 million to US$2,355 million over the course of the quarter primarily related to an increase in accounts receivable and marketable securities offset by a decrease in cash and cash equivalents.
Total non-current assets increased from US$17,181 million to US$17,278 million mainly due to payments for the yard installments for T-15 and West Mira.
Total current liabilities increased from US$2,896 million to US$3,561 million largely due to an increase in current portion of long-term debt.
Long-term interest bearing debt decreased from US$9,296 million to US$8,695 million over the course of the quarter and net interest bearing debt increased from $10,354 million to US$11,039 million.
Total equity decreased from US$6,567 million to US$6,077 million as of December 31, 2012. The decrease is mainly due to the paid dividend for the third quarter and the accelerated payment for the fourth quarter, offset by net income and the proceeds from the private placement in our subsidiary Seadrill Partners LLC in October 2012.

Cash flow
As of December 31, 2012, cash and cash equivalents amounted to US$318 million, which corresponds to a decrease of US$200 million compared to the previous quarter. Net cash from operating activities for the period was US$1,590 million whereas net cash used in investing activities for the same period amounted to US$1,360 million, primarily related to additions to newbuilds. Net cash used for financing activities was US$395 million mainly due to dividend payments and net proceeds from debt.
Outstanding shares
As of December 31, 2012, the issued common shares in Seadrill Limited totaled 469,178,074 adjusted for our holding of 72,859 treasury shares. In addition, we had stock options for 3.9 million shares outstanding under various share incentive programs for management, out of which approximately 1.2 million have vested and are exercisable.
For further information, please see the fourth quarter and preliminary 2012 report attached.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.3

SDRL - Mandatory notification of trade

Hamilton, Bermuda, March 5, 2013 - Seadrill has settled a Total Return Swap agreement (TRS) expiring on March 4, 2013 with 2,000,000 common shares in Seadrill Limited as underlying security. Seadrill has subsequently entered into a new TRS agreement with exposure to 2,000,000 Seadrill Limited common shares. The expiry date for the new TRS is June 4, 2013 and the reference price is NOK213.1666 per share.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.4

SDRL - Seadrill orders two jack-ups for delivery in 2015

Hamilton, Bermuda, March 5, 2013 - Seadrill has exercised fixed price options for the construction of two high specification jack-up drilling rigs at Dalian Shipbuilding Industry Offshore Co., Ltd. (DSIC Offshore) in China. The rigs are scheduled for delivery during the third and fourth quarter of 2015, and the estimated total project price is approximately US$230 million (including project management, capitalized interest, drilling and handling tools, spares and operation preparations) per rig, with tail-heavy payment terms.

The two new units will be based on the F&G JU2000E design, with water depth capacity of 400ft and drilling depth of 30,000ft. Seadrill has now in total six jack-ups under construction at DSIC Offshore of which two are scheduled for delivery in 2013 and four in 2015.

Fredrik Halvorsen, Chief Executive Officer of Seadrill Management Ltd, says in a comment, “The two jack-up newbuilds are ordered in-line with our customers preference for high specification jack-up drilling rigs and a strengthening jack-up drilling market. We continue to see solid demand for this asset class with both dayrates and contract duration increasing. These two new orders will increase Seadrill’s jack-up fleet to 28 units and strengthen our position as the largest operator of modern high specification drilling units.”

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.5

SDRL - Contemplating issuing new unsecured bonds

Hamilton, Bermuda, March 5, 2013 - Seadrill Limited is contemplating issuing new senior unsecured bonds in the Norwegian bond market with maturity in March 2018. The net proceeds from the Bond Issue will be used for general corporate purposes. DNB Markets, Nordea Markets, Pareto Securities, SEB and Swedbank First Securities are acting as Joint Lead Managers for the issuance.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.6

SDRL - Completes placement of NOK 1,800 million unsecured bond issue

Hamilton, Bermuda, January 5, 2013 - Seadrill Limited has successfully completed a NOK 1,800 million senior unsecured bond issue with maturity in 2018. Settlement date is expected to be March 12, 2018. An application will be made for the bonds to be listed on Oslo Børs. The net proceeds from the bond issue will be used for general corporate purposes, including payments under recently announced newbuilding contracts.

DNB Markets, Nordea Markets, Pareto Securities, SEB and Swedbank First Securities acted as Joint Lead Managers for the issuance.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.7

SDRL - Mandatory notification of trade

Hamilton, Bermuda, March 11, 2013 - Seadrill Limited (‘the Company’) has through market purchases executed March 8, repurchased 150,000 of the Company’s own common stocks at an average price of NOK212.30 per share.

In connection with the Company’s Employee Share Ownership Plan (ESOP), eligible option holders have exercised options to acquire 79,450 common shares at strike prices varying from NOK31.33 to NOK139.35 per share.

The Company has used treasury shares to settle the obligation related to the share option plan.

After these transactions, the Company has a holding of 141,009 treasury shares.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.8

SDRL - Seadrill reach 66.18% ownership in Asia Offshore Drilling Limited

Hamilton, Bermuda, 25 March 2013 - Seadrill Limited (“Seadrill”) has today acquired additional 2,488 shares of Asia Offshore Drilling Limited (the “Company”, OSE: AOD). The shares were acquired at price NOK 28.70 per share. Following this acquisition, Seadrill will be the owner of 39,709,313 shares in the Company, corresponding to 66.18% of the total number of outstanding shares in the Company.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.9

SDRL - Disclosure of large shareholding

Hamilton, Bermuda, March 26, 2013 - Seadrill Limited ("Seadrill") has today acquired additional 16,081 shares of Asia Offshore Drilling Limited (the "Company", OSE: AOD). The shares were acquired at price NOK28.70 per share.

Following this acquisition, Seadrill will be the owner of 39,725,394 shares in the Company, corresponding to 66.21% of the total number of outstanding shares in the Company.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.10
SDRL - Mandatory notification of trade

Hamilton, Bermuda, April 4, 2013 - Seadrill Limited ('the Company') has through market purchases executed April 3, repurchased 150,000 of the Company's own common stocks at an average price of NOK212.919 per share.

In connection with the Company's Employee Share Ownership Plan (ESOP), eligible option holders have exercised options to acquire 43,350 common shares at strike prices varying from NOK31.33 to NOK139.35 per share.

The Company has used treasury shares to settle the obligation related to the share option plan.

After these transactions, the Company has a holding of 247,659 treasury shares.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.